UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Ruhnn Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000001 per share

(Title of Class of Securities)

781314 109(1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 781314 109

1	Names of Reporting Persons TIANJIN HIMALAYA INVESTMENT CONSULTING CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,904,000(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,904,000(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,904,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
10.2% of Class A ordinary shares (or 5.9% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)   Represents 24,904,000 Class A ordinary shares held by Shanghai Yuanqiong Enterprise Management Co., Ltd.

(2)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)   The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons TIANJIN SAIF SHENGYUAN INVESTMENT MANAGEMENT CENTER (LIMITED PARTNERSHIP)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,904,000(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,904,000(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,904,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
10.2% of Class A ordinary shares (or 5.9% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)   Represents 24,904,000 Class A ordinary shares held by Shanghai Yuanqiong Enterprise Management Co., Ltd.

(2)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)   The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons XIAMEN SAIF EQUITY INVESTMENT PARTNERSHIP (LIMITED PARTNERSHIP)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,904,000(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,904,000(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,904,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
10.2% of Class A ordinary shares (or 5.9% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)   Represents 24,904,000 Class A ordinary shares held by Shanghai Yuanqiong Enterprise Management Co., Ltd.

(2)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)   The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons SHANGHAI YUANQIONG ENTERPRISE MANAGEMENT CO., LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,904,000(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,904,000(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,904,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
10.2% of Class A ordinary shares (or 5.9% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 1.2% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)   Represents 24,904,000 Class A ordinary shares held by Shanghai Yuanqiong Enterprise Management Co., Ltd.

(2)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)   The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.
	(a)	Name of Issuer: Ruhnn Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: Floor 11, Building 2, Lvgu Chuangzhi Development Center 788 Hong Pu Road Jianggan District, Hangzhou 310016 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

(i)            Tianjin Himalaya Investment Consulting Co., Ltd. (“Tianjin Himalaya”), a company incorporated under the law of the People’s Republic of China;

(ii)           Tianjin Saif Shengyuan Investment Management Center (Limited Partnership) (“Tianjin Saif”), a limited partnership organized under the law of the People’s Republic of China, of which Tianjin Himalaya is the general partner;

(iii)          Xiamen Saif Equity Investment Partnership (Limited Partnership) (“Xiamen Saif”), a limited partnership organized under the law of the People’s Republic of China, of which Tianjin Saif is the general partner; and

(iv)          Shanghai Yuanqiong Enterprise Management Co., Ltd. (“Shanghai Yuanqiong”), a company incorporated under the law of the People’s Republic of China, of which Xiamen Saif is the majority shareholder.

(b)

Address of Principal Business Office or, if none, Residence:

(i)            The registered address of Tianjin Himalaya is C12 of Unit 903, Block 9, TEDA MSD-G1, 57 Second Avenue, Tianjin Economic and Technological Development Zone, People’s Republic of China.

(ii)           The registered address of Tianjin Saif is C30 of Unit 903, Block 9, TEDA MSD-G1, 57 Second Avenue, Tianjin Economic and Technological Development Zone, People’s Republic of China.

(iii)          The registered address of Xiamen Saif is Room 1520, 15th Floor, Financial Center Building, Siming District, Xiamen, People’s Republic of China.

(iv)          The registered address of Shanghai Yuanqiong is Floor 1, No.251 Yaohua Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China.

	(c)	Citizenship: Tianjin Himalaya, Tianjin Saif, Xiamen Saif and Shanghai Yuanqiong are all incorporated or organized under the law of the People’s Republic of China.
(d)

Title and Class of Securities:

Class A ordinary shares, par value US$0.000000001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

	(e)	CUSIP No.: 781314 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Tianjin Himalaya	24,904,000	10.2%	24,904,000	0	24,904,000	0	1.2%
Tianjin Saif	24,904,000	10.2%	24,904,000	0	24,904,000	0	1.2%
Xiamen Saif	24,904,000	10.2%	24,904,000	0	24,904,000	0	1.2%
Shanghai Yuanqiong	24,904,000	10.2%	24,904,000	0	24,904,000	0	1.2%

(1)   As of December 31, 2019, Shanghai Yuanqiong directly owned 24,904,000 of the Issuer’s Class A ordinary shares. Xiamen Saif is the majority shareholder of Shanghai Yuanqiong, and accordingly, Xiamen Saif may thereby be deemed to beneficially own the 24,904,000 Class A ordinary shares owned by Shanghai Yuanqiong. Tianjin Saif is the general partner of Xiamen Saif, and accordingly, Tianjin Saif may thereby be deemed to beneficially own the 24,904,000 Class A ordinary shares beneficially owned by Xiamen Saif. Tianjin Himalaya is the general partner of Tianjin Saif, and accordingly, Tianjin Himalaya may thereby be deemed to beneficially own the 24,904,000 Class A ordinary shares beneficially owned by Tianjin Saif.

(2)   The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)   The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Tianjin Himalaya Investment Consulting Co., Ltd.

By:	/s/ Yan Yan
Name:	Yan Yan
Title:	Authorized Signatory

Tianjin Saif Shengyuan Investment Management Center (Limited Partnership)

By:	/s/ Yan Yan
Name:	Yan Yan
Title:	Authorized Signatory

Xiamen Saif Equity Investment Partnership (Limited Partnership)

By:	/s/ Yan Yan
Name:	Yan Yan
Title:	Authorized Signatory

Shanghai Yuanqiong Enterprise Management Co., Ltd.

By:	/s/ Victor Chi-yue Chao
Name:	Victor Chi-yue Chao
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement